CINTEL CORP.
9900 Corporate Campus Drive, Suite 3000
Louisville, KY 40223
Tel: (502) 657-6077
Fax: (502) 657-6078


                                                               November 22, 2006
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Brad Skinner, Accounting Branch Chief
               David Edgar, Staff Accountant

         Re:   Cintel Corp.
               Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 17, 2006
               File No. 333-1000046

Ladies and Gentlemen:

         The following addresses the additional comments of the reviewing staff of the Commission set forth in its letter dated November 7, 2006, relating to the Form 10-KSB for the fiscal year ended December 31, 2005 of Cintel Corp. (the "Company"). We respond as follows:


Balance Sheet.

Accounts Receivable

1. We note your response to prior comment 2 and the accounts receivable aging schedules provided supplementally to the Staff In your response you indicate that the allowance for doubtful accounts was determined on a specific account basis and only non-contested receivables from customers with a good credit history and not in financial difficulty would not be provided for. We note from your accounts receivable aging schedule as of March 31, 2006 that approximately $822 thousand of your accounts receivable were greater than three months old with no corresponding reserve. Please explain to us the basis for not recording an allowance for doubtful accounts against those receivable greater than three months old. In your response tell us how you have complied with the AICPA Technical Q&A Section 2130.7 "Requirement for Doubtful Accounts Allowance."

         Response:

         There was no further provision made when management believed that the amounts would be collectible.

         All of the $822,000 receivables greater than 90 days were from the company's major customers with good credit history. They acted as distributors for our products and applied them in system integration projects of their customers. Due to good credit records of the customers, and to maintain good business relationships with them, we provided them with longer payment terms, which enabled them to pay after they had completed the relating projects and received payments from their customers. These customers provided us with information about the expected completion date at the time of the purchase. They also kept us informed about any delay.

         Subsequently, out of the $822,000 of account receivable greater than 90 days, $665,279 was collected. The remaining outstanding balance of $156,312 is expected to be collected before the end of the `06 year per the progress update provided by the customer.

         Therefore, we believe we have complied with the AICPA Technical Q&A
         Section 2130.7, because the accounts receivable balances meet FASB Statement No. 5 paragraph 8, as the information available prior to issuance of the financial statements did not indicate that it was probable that an asset has been impaired at the date of the financial statements nor could the amount of loss be reasonably estimated.


2. Based on information contained in your filings and response letter, it appears that your allowance for uncollectible accounts represents a critical accounting estimate. Given this, explain to us how you considered Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Interpretive Release No. 33-8350, V, Critical Accounting Estimates with regard to your allowance for doubtful accounts.

         Response:

         The Company has modified the MD&A in accordance with your comment

3. Your response to prior comment number 2 indicates that, for direct sales to customers, credit terms are 1$ to 45 days. Explain to us, in detail, bow these credit terms are consistent with the collection and aging history reflected in the accounts receivable analyses provided in your response letter dated August 10, 2006. Address why, given the apparent inability to enforce your credit terms, you are able to conclude that your fees axe fixed or determinable and that collectability is probable at the time you recognize revenue. As part of your response, tell us the portion of sales during the year ended December 31, 2005 and any subsequent interim periods that were made directly to end customers and indirectly through distributors.

         Response:

         The 15 to 45 day terms relate to direct sales. In the 2005 fiscal year, all sales were to distributors. Each sale had its own particular repayment term that was designed to mirror the distributor's cash flow from the sale to the end user. It was the company's decision whether to delay collection if the distributor's cash flow was delayed by its customer. The company had the ability to enforce payment, if it felt that the payment was unreasonably delayed or the ability to collect the fees would become impaired.


4. Your response to prior comment number 2 indicates, in part, that, when you provide services as a subcontractor, credit leans depend on the credit terms between the primary contractor and its customer. Your response indicates that, in these circumstances "Basically, Cintel will be paid when the customer pays the primary contractor." In view of These payment terms, explain your basis for concluding that your fees in these arrangements are fixed and determinable at the time you recognize revenue.


         Response:

         As explained previously, based on credit records of the distributors and terms of the agreements, the provision for uncollectible amounts could not be determined. The distributor's legal obligation to pay commenced when the products were shipped. The ultimate collection of fees was not contingent upon whether the distributors got paid by their customers. As credit checks were performed, all receivables were likely to be collected regardless of whether the distributor received payment. Subsequent collections as per note 1 also support management's initial assessment.



Notes to Consolidated Financial Statements

General

5. We note your response to prier comment 3 where you indicate that since the U.S. operating segment's profit or loss and assets constitute less Than 10% of the related consolidated company amounts, no other reportable segment are required pursuant to SFAS 131. While your response indicates compliance with the geographic information disclosure requirements of paragraph 38, it does not appear to address the notion of separate operating segments based on different business activities as outlined in paragraph 10. Further, your response does not address disclosures about products and services as required by paragraph 37. As previously requested by the Staff tell us bow you considered the segment and product disclosure requirements of SFAS 131.

         Response:

         Major business activities (96% of the company's 2005 revenue) of the company were the sale of hardware assembled by us and from the resale of other manufacturers' computer hardware.

         As it was impractical to separate overhead expenses between the two similar activities, no discrete financials was prepared, and as such, there was no separate operating segment per SFAS 131, paragraph 10.

         The company did disclose sales and cost of sales from its finished goods sales, merchandise sales, and services revenue in accordance with SFAS 131 paragraph 37. Costs of maintenance services (4% of the company's 2005 revenue) were mainly insignificant labor costs and not separately disclosed.


Note 2. Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

6. Your response to prior comment number 4 from our letter dated May 19, 2006 indicates, in part, that SOP 97-2 did not apply to you during 2005 as you did not have any multiple element arrangements. Please note that SOP 97-2 provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. It is not limited to multiple element arrangements. In view of this, clarify how you have evaluated the applicability of SOP fl-2 for the periods reported in your 2005 10 KSB and all subsequent interim periods.

         Response:

         Cintel's sales were sales of finished goods (hardware) and merchandise, or maintenance services. There was no revenue from licensing, selling, leasing, or otherwise marketing computer software. SOP 97-2 is not applicable.


7. We have read your response to prior comment number 4 and do not believe you have addressed, in sufficient detail, the items addressed in that comment. As previously requested, provide the following:

               o Clearly identify the products or services from which you derive material amounts of revenue;

               o Describe to us the extent to which you sell software as part of your arrangements and indicate whether you account for any such sales in accordance with SOP 97-2. For arrangements that include software and are not accounted for under SOP 97-2k explain how you considered paragraph 2 of the SOP.

               o Describe the material terms of the arrangements under which you provide your products or services;

               o Identify the elements included in each material type of revenue transaction;

               o Identify all criteria considered in determining when to recognize revenue and explain how you determine when each of the identified criteria have been met;

               o For transactions with multiple elements, describe each element and explain to us bow you recognize the related revenue. Support your basis for accounting for any elements separately and explain how you determine whether the appropriate criteria have been met in order to recognize revenue; and

               o Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

                  Your response should address the periods reported in your 2005 10-KSB and all subsequent interim periods. Further, your response should include sufficient detail to provide a clear understanding of the terms of each type of revenue arrangement and the related accounting.

         Response:

         During 2005, 24% of sales ($546,942) were from finished goods sales, 72% of sales ($1,594,311) from Merchandise sales, and 4% from sale of services ($67,207).

         Finished goods sales in 2005 were mainly generated from selling iCache (hardware) and related parts. After the shipment of products, the company was only responsible for repair of faulty products. The repairs were rare and insignificant. Revenue was recognized upon shipment of the products.

         iCache is a hardware device which provides the following function; to view or download content on the Web or LAN (Local Area Network), where the user would access the corresponding Web server through the router to WAN (Wide Area Network). Such contents are then stored on a local cache server and become available for sharing with other users on the same LAN. In other words, the other users can promptly access such contents on the local cache server.

         Merchandise sales were generated from the reselling of various hardware. The merchandise products for resale did not require any modification. Revenue was recognized upon shipment of the products.

         Service revenue was derived from miscellaneous maintenance service provided to customers for their Cintel products. Revenue is recognized as the services were rendered.


Note 10. Income Taxes page, F -17


8. Your response to prior comment number 6 indicates that you have concluded that your deferred tax assets are recoverable based on projections of future results. In support of those projections, you identify various factors, including profitable operations in 2001, improvements in the Korean economy, recent increases in your gross revenue, and cist reduction efforts. However, we note that you reported losses for the years 2002 through 2005 and were in a cumulative loss position as of December 31, 2004 and December 31, 2005.

         SFAS 109, paragraph 23 indicates, in part, that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. SFAS 109, paragraph 24 provides examples of the types of evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence. SFAS 109, paragraph 25 indicates that the weight given to positive and negative evidence should be commensurate with the extent to which it can be objectively verified, In view of the degree and objective verifiability of the negative evidence represented by your cumulative losses, the projections and other factors described in your response arc not sufficient to support a conclusion that a valuation allowance is not required

         Response:

         Audited statements for the year ended December 31, 2005, and Interim Statements for periods ended March 31, 2006 and June 2006 have been restated. Valuation allowances for all of the deferred tax assets have been set up to be consistent with recent earnings history and SFAS 109.

     Should you have any questions, please do not hesitate to contact the undersigned at (502) 657-6077.


                                                            Very truly yours,


                                                            /s/ Sang Don Kim
                                                            ----------------
                                                            Sang Don Kim